PRESS RELEASE - August 17, 2006

Barrick Says NovaGold Lawsuit Unfounded -
Barrick Confident of its 70% interest in Donlin Creek

Barrick Gold Corporation (ABX: TSX; NYSE) announced today that it believes the lawsuit filed by NovaGold Resources Inc. (NG: TSX; AMEX) in connection with Barrick’s offer to acquire Pioneer Metals Corporation is unfounded.

Barrick has reviewed the complaint and denies that it used confidential information belonging to NovaGold as alleged by NovaGold. The lawsuit was filed on the same day as NovaGold issued its Directors’ Circular in response to Barrick’s offer to acquire the outstanding shares of NovaGold.

“The lawsuit appears to be a defensive tactic and should NovaGold actually try to advance the case, Barrick will vigorously defend this proceeding,” said Greg Wilkins, President and Chief Executive Officer.

Barrick considers that it conducted itself in a thoroughly professional manner and will continue to do so.

Mr. Wilkins noted: “The statements in NovaGold’s Directors’ Circular regarding the insignificance of Pioneer’s claims to the Galore Creek project were inconsistent and contradictory to NovaGold’s actions.”

Mr. Wilkins added that Barrick remains confident in its ability to earn its 70 per cent interest in the Donlin Creek project: “Despite NovaGold’s protestations to the contrary, Barrick is the operator of the joint venture and is actively managing the project to ensure it remains on track in order to meet the terms and milestones as required by the joint venture agreement. In the event that any party deems it advisable to contest our interest, we will not hesitate to protect our legal rights.”

Barrick continues to believe that its offer reflects full and fair value to NovaGold’s shareholders. The Company is making the offer in order to consolidate its interest in the Donlin Creek project in Alaska, USA, and acquire 100 per cent of the Galore Creek project in British Columbia, Canada. The proposed transaction is valued at approximately US$1.3 billion (or approximately US$1.5 billion on a fully diluted basis). The all-cash offer of US$14.50 per share represents a premium of 24 per cent over the July 21, 2006 closing price of NovaGold’s shares on the AMEX, and a premium of 23 per cent over the equity offering of US$11.75 completed by NovaGold in February 2006.

Copies of the Circulars for NovaGold and Pioneer Metals Corporation are available on Barrick’s website at www.barrick.com/OfferToNovaGoldAndPioneer, from the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com or the SEC’s website at www.sec.gov.

Barrick’s financial advisor is CIBC World Markets Inc. and its legal advisors are Davies Ward Phillips & Vineberg LLP and Lawson Lundell LLP in Canada and Cravath, Swaine & Moore LLP in the US.

BARRICK GOLD CORPORATION                                                                           1                                                                    PRESS RELEASE

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto, New York, London, Euronext-Paris and Swiss stock exchanges.

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor	Mary Ellen Thorburn	Vincent Borg
Vice President,	Director,	Senior Vice President,
Investor Relations	Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7363	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: mthorburn@barrick.com	Email: vborg@barrick.com

Additional Information

On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.

Forward-Looking Statements

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements." The words "expect", "will", “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as copper, silver, fuel and electricity) and currencies; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION                                                                           2                                                                    PRESS RELEASE